UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Plug Power Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P202

(CUSIP Number)

Hyungkyun Kwon

SK Inc. (formerly known as SK Holdings Co., Ltd.)

26, Jong-ro, Jongno-gu

Seoul, The Republic of Korea

Tel: +82-2-2121-5114

with a copy to:

Albert Chung

Baker & McKenzie LLP

17/F, Two IFC

10, Gukjegeumyung-ro

Yeongdeungpo-gu

Seoul, The Republic of Korea

Tel: +82-2-6137-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
Grove Energy Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
Plutus Capital NY, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
PassKey, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
PNES Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK E&S Americas, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK E&S Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72919P202

1	NAMES OF REPORTING PERSONS
SK Inc. (formerly known as SK Holdings Co., Ltd.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,966,188

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,966,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,966,188

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	Security and Issuer

This Statement on Schedule 13D constitutes Amendment No. 1 to the Schedule 13D dated March 8, 2021 (the "Schedule 13D") and its being filed to add PassKey, Inc., a Delaware corporation ("PassKey"), as a Reporting Person as a result of internal reorganization involving certain of the Reporting Persons (as defined below). This Amendment No. 1 is being filed on behalf of (i) Grove Energy Capital LLC, a Delaware limited liability company (“Grove Energy”), (ii) Plutus Capital NY, Inc., a Delaware corporation (“Plutus”), (iii) PNES Investments, LLC, a Delaware limited liability company (“PNES”), (iv) PassKey (v) SK E&S Americas, Inc., a Delaware corporation (“SK E&S Americas”), (vi) SK E&S Co., Ltd., a company organized under the laws of the Republic of Korea (“SK E&S”), and (vii) SK Inc. (formerly known as SK Holdings Co., Ltd.), a company organized under the laws of the Republic of Korea (“SK Inc”).

The Schedule 13D is hereby amended and supplemented as follows:

Item 2.	Identity and Background

(a) - (b)     The address of the principal business office of PassKey is :

PassKey, Inc.

1980 Post Oak Blvd

Suite 2000

Houston, TX 77056

Information regarding each director and executive officer of PassKey is set forth on Schedule I attached hereto.

(c)       The principal business of PassKey is to make investments as a holding company.

(d)       During the last five years, neither PassKey nor, to the best knowledge of PassKey, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, neither PassKey nor, to the best knowledge of PassKey, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of PassKey.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 1 does not reflect any supplements to Item 3 of the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows: PassKey became a Reporting Person as of January 10, 2022 as part of an internal reorganization of the subsidiaries of SK E&S Americas.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) and (b)              Calculations of the percentage of the shares of Common Stock beneficially owned is based on 578,101,564 shares of Common Stock issued and outstanding as of May 5, 2022 based on Plug Power Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, as filed with the SEC on May 9, 2022.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Grove Energy directly holds 54,966,188 shares of Common Stock.

Grove Energy is owned by Plutus and PNES. Plutus is wholly-owned by SK Inc. PNES is wholly-owned by PassKey. PassKey is wholly-owned by SK E&S Americas. SK E&S Americas is wholly-owned by SK E&S. 90% of the issued and outstanding common stock of SK E&S is owned by SK Inc.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c)        Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d)       To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 1 does not reflect any supplements to Item 6 of the Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of May 11, 2022, by and among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2022

GROVE ENERGY CAPITAL LLC
By:	/s/ Lee, Jiyoung
Name:	Lee, Jiyoung
Title:	Authorized Signatory

PLUTUS CAPITAL NY, INC.
By:	/s/ Lee, Sunghan
Name:	Lee, Sunghan
Title:	Authorized Signatory

PNES INVESTMENTS, LLC
By:	/s/ Lee, Jong Hwan
Name:	Lee, Jong Hwan
Title:	Authorized Signatory

PASSKEY, INC.
By:	/s/ Song, Kyung Yeol
Name:	Song, Kyung Yeol
Title:	Authorized Signatory

SK E&S AMERICAS, INC.
By:	/s/ Lee, Jong Hwan
Name:	Lee, Jong Hwan
Title:	Authorized Signatory

SK E&S CO., LTD.
By:	/s/ Lim, So Ok
Name:	Lim, So Ok
Title:	Authorized Signatory

SK INC.
By:	/s/ Kwon, Hyungkyun
Name:	Kwon, Hyungkyun
Title:	Authorized Signatory

[Plug Power Inc. - Amendment No. 1 to Schedule 13D]

SCHEDULE I

Executive Officers and Directors of PassKey, Inc.

The name and principal occupation of each director and executive officer of PassKey, Inc. are set forth below. The address for each person listed below is c/o SK E&S Americas, Inc., 1980 Post Oak Blvd Suite 2000 Houston, TX 77056. All executive officers and directors listed are citizens of the Republic of Korea.

OFFICERS:

Name	Present Principal Occupation or Employment
Yu, Jeong Joon	Chief Executive Officer and President of PassKey
Doh, Eui Hwan	Treasurer of PassKey
Seo, Kun Ki	Secretary of PassKey

DIRECTORS:

Name	Present Principal Occupation or Employment
Chey, Jae Won	Executive Vice Chairman of SK E&S
Yu, Jeong Joon	Chief Executive Officer and President of PassKey
Park, Joseph Jong Ook	Chief Financial Officer of PassKey
Song, Kyungyeol	Head of Energy Solution Unit of PassKey